Exhibit 77(c)

The JPMorgan Diversified Real Return Fund held a special meeting of shareholders on June 21, 2016, for the purpose of considering and voting upon the approval of a new investment advisory agreement for the Fund. The special meeting was adjourned because the proposal did not receive enough shareholder votes to pass.

The results of the voting were as follows:

Votes Received

For

16,479,234

Against

183,525

Abstain

73,376

The new investment advisory agreement was approved by shareholders of the Fund when the special meeting reconvened on July 28,

2016.

The results of the voting were as follows:

Votes Received

For

26,053,149

Against 190,143

Abstain

156,925